UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 16, 2022: Euroseas Ltd. Signs Contract for the Construction of Two Additional Fuel Efficient 2,800 teu Feeder Containerships Increasing its Newbuilding Program to Nine Vessels.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-237128) filed with the U.S. Securities and Exchange Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 16, 2022	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Signs Contract for the Construction of Two Additional Fuel Efficient 2,800 teu Feeder Containerships Increasing its Newbuilding Program to Nine Vessels

Maroussi, Athens, Greece – May 16, 2022 - Euroseas Ltd. (NASDAQ:ESEA), an owner and operator of container vessels and provider of seaborne transportation for containerized cargoes, announced today that it has exercised its option to proceed with the construction of two additional eco design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the fourth quarter of 2024. The total consideration for these two newbuilding contracts is approximately $86 million and will be financed with a combination of debt and equity. The vessels are sisterships of four other vessels ordered by Euroseas Ltd. in June 2021 and January 2022; Euroseas Ltd. has also ordered, and previously announced, three 1,800 teu vessels at the same shipyard.

The Company also announced that it intends to upgrade the engines of all of its six 2,800 teu vessels ordered to Tier III type (from Tier II) and have the ships be LNG-ready where possible for a total incremental cost for all vessels of about $11 million. Tier III type engine achieve lower NOx emissions. The three 1,800 teu vessels were ordered with Tier III type engines and are LNG-ready.

Aristides Pittas, Chairman and CEO of Euroseas commented: "We are pleased to announce the ordering of two additional modern eco-design 2,800 teu vessels in one of the top quality shipbuilders in the world. The current contracts along with the orders we placed previously bring our newbuilding program to nine vessels and solidify our presence in the large feeder containership sector. It further highlights our commitment for an environmentally friendly fleet. With our earnings visibility well into 2025, we believe that investing in modern new vessels makes good use of the cash flow that our existing vessels generate and positions Euroseas to benefit from upcoming market developments, especially, as related to new environmental regulations for the benefit of our shareholders.”

Fleet Profile:

After the acquisition of M/V “Seaspan Melbourne” and M/V “Seaspan Manila”, the Euroseas Ltd. fleet and employment profile will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
MARCOS V	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 option $15,000
AKINADA BRIDGE(+)	Intermediate	71,366	5,610	2001	TC until Nov-22	$20,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(+)	Intermediate	50,969	4,253	2009	TC until Jun-22 then until Feb-23	$11,750 $14,500
EMMANUEL P (ex-SEASPAN MELBOURNE) (*)	Intermediate	50,796	4,250	2005	TC until Mar-25	$19,000
RENA P (ex-SEASPAN MANILA)(*)	Intermediate	50,796	4,250	2007	TC until April-24 Then until Feb 25	$20,250 then CONTEX(**) with $13,000 floor and $21,000 ceiling
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA(*)	Feeder	35,600	2,788	2004	TC until Feb-23 then until Feb-24 then until Feb-25	$65,000 $50,000 $20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P (*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(***)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until April-23	$20,000
JOANNA(+)	Feeder	22,301	1,732	1999	TC until Jan-23	$16,800
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Apr-25	$41,000
Total Container Carriers	18	737,404	58,871

Vessels under construction	Type	Dwt	TEU	To be delivered
H4201	Feeder	37,237	2,800	Q1 2023
H4202	Feeder	37,237	2,800	Q2 2023
H4236	Feeder	37,237	2,800	Q4 2023
H4237	Feeder	37,237	2,800	Q1 2024
H4248	Feeder	22,262	1,800	Q1 2024
H4249	Feeder	22,262	1,800	Q2 2024
H4250	Feeder	22,262	1,800	Q2 2024
H# (to be assigned))	Feeder	37,237	2,800	Q4 2024
H# (to be assigned))	Feeder	37,237	2,800	Q4 2024
Total under construction	9	290,208	22,200

Notes:

(*)/(+)

TC denotes time charter. Charter duration indicates the earliest redelivery date unless the contract rate is lower than the current market rate in which cases the latest redelivery date is shown and marked by (+).

(**)

CONTEX stands for the Container Ship Time Charter Assessment Index.

(***)

Rate is net of commissions (commissions are typically 5-6.25%).

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

After the delivery of its recent acquisition of 2 Intermediate containerships, the Company will have a fleet of 18 vessels comprising of 10 Feeder and 8 Intermediate containerships. Euroseas 18 containerships have a cargo capacity of 58,871 teu. On a fully-delivered basis, the Company’s fleet will increase to 27 containerships with a cargo capacity of about 81,071 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com